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SECUR... 09056838 ...ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puritan Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 Addison Rd, Suite 430
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Crooks (972) 380-1119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Scott Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BYRON D. MANTHE
MY COMMISSION EXPIRES
March 26, 2011

Signature
President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Puritan Brokerage Services, Inc.

Financial Statements
and Supplemental Schedules

Year Ended December 31, 2008
with Report and Supplemental Report of
Independent Certified Public Accountants

Contents

BDO
BDO Seidman, LLP
Accountants and Consultants
700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report

Board of Directors
Puritan Brokerage Services, Inc.
Addison, Texas

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Puritan Financial Companies, as of December 31, 2008, and the related statements financial condition, operations, stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 26, 2009

Statement of Financial Condition

December 31,		**2008**
Assets		
Cash and cash equivalents	$	8,629
Receivable from brokers or dealers		30,905
Receivable from non-customers		2,220
Furniture and fixtures, less accumulated depreciation of $610		3,187
Other assets		5,479
Total assets	$	50,420
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to brokers or dealers	$	2,442
Accounts payables and other liabilities		22,860
Total liabilities		25,302
Stockholder's equity:		
Preferred stock, par value $0.01 per share; 7,000 shares authorized, issued and outstanding		70
Additional paid-in capital		351,823
Accumulated deficit		(326,705)
Total stockholder's equity		25,118
Total liabilities and stockholder's equity	$	50,420

See accompanying notes to financial statements.

Statement of Operations

Year ended December 31,		**2008**
Revenues		
Commissions	$	15,970
Trading fees		10,743
Interest		2,546
Other income		5,392
		34,651
Expenses		
Salaries and benefits		150,268
Clearing and other direct expenses		23,209
Other expenses		43,082
		216,559
Loss before income taxes		(181,908)
Provision for income taxes		—
Net loss	$	(181,908)

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

		Preferred Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at December 31, 2007	$	70	$	221,753	$	(144,797)	$	77,026
Net loss		—		—		(181,908)		(181,908)
Contributions of additional paid-in capital		—		130,000		—		130,000
Balance at December 31, 2008	$	70	$	351,753	$	(326,705)	$	25,118

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31,	2008
Operating Activities	
Net loss	$ (181,908)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash capital contributions for expense reimbursement	90,000
Depreciation	542
Changes in operating assets and liabilities:	
Receivables from broker or dealers	(905)
Receivables from non-customers	10,509
Other assets	(5,479)
Payable to brokers or dealers	2,442
Accounts payable and other liabilities	21,773
Net cash used in operating activities	(63,026)
Financing Activities	
Capital contributions	40,000
Net cash provided by financing activities	40,000
Decrease in cash and cash equivalents	(23,026)
Cash and cash equivalents, beginning of year	31,655
Cash and cash equivalents, end of year	$ 8,629

See accompanying notes to financial statements.

1. Organization and Nature of Business

Puritan Brokerage Services, Inc. ("PBS" or the "Company"), a wholly owned subsidiary of Puritan Financial Companies ("PFC"), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). PBS is organized for the purpose of providing securities transactions on an unsolicited basis for PFC clients and in support of Puritan Financial Group (PFG), Puritan Investment Advisors (PIA) transactions and Puritan Life Insurance Company (PLIC) capital & surplus investments.

PBS has a clearing agreement with Southwest Securities, Inc. to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

PBS required substantial capital investment during 2008 from PFC. While PBS is an integral part of PFC, the mid- term intention is that PBS becomes self sufficient through expansion of transactions from PIA and sourcing insurance related transactions from external agents and marketing organizations. We currently do not have plans to actively market securities to new clients. PBS has agreed to provide sufficient capital for the Company to operate through February 28, 2009.

2. Summary of Significant Accounting Policies

<u>Commissions</u> – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

<u>Use of Estimates</u> – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assts and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures.

Income Taxes – The Company utilizes Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by Puritan Financial Companies, Inc. The Company calculates its income tax expense on a stand-alone basis, at the maximum federal rate of 34%.

PFC does not reimburse PBS for tax losses passed from PBS to PFC. As of fiscal year-end 2008, there were no tax assets or liabilities recorded by PBS due to all prior net operating losses (NOLs) being utilized by PFC, on a consolidated tax basis, during the current and prior years. Therefore, no deferred tax asset or valuation allowance was recorded by PBS for the fiscal year ended December 31, 2008.

3. Receivable from and Payable to Broker-Dealers

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 30,905	$ 2,442

4. Receivables from non-customers

Receivables from non-customers at December 31, 2008 consisted of deposit with FINRA of $1,016 and rent deposit of $1,203.

5. Net Capital Requirements

PBS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, PBS had net capital of $13,615, which was $8,615 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.8 to 1.

6. Transactions with Related Parties

At December 31, 2008, the Company had payables of $10,575 to its parent, PFC. The balances are non-interest bearing and have no fixed terms of repayments.

PBS's parent, PFC, made capital contributions of $130,000 to PBS for the year ended December 31, 2008. Included in this amount is $90,000 of expenses paid by PFC on PBS's behalf, primarily related to salaries and benefits. The remaining $40,000 consists of cash contributions.

Supplemental Schedules

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31,			**2008**
Computation of Net Capital			
Total stockholder's equity		$	25,118
Deductions:			
Prepaid expenses and other assets	10,885		
Haircut on clearing deposit	618		
Total deductions			11,503
Net capital		$	13,615
Computation of Basic Net Capital Requirements			
Minimum net capital required		$	5,000
Excess of net capital		$	8,615
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	10,885
Computation of Aggregate Indebtedness			
Accounts payable and accrued liabilities		$	14,726
Accounts payable to affiliates			10,576
Total aggregate indebtedness		$	25,301
Ratio of aggregate indebtedness to net capital			1.86 to 1

Reconciliation with Company's Computation

No material differences exist between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended December 31, 2008, and the Company's audited financial statements for the year ended December 31, 2008.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(1)(i) of the rule.

Supplemental Report

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Puritan Brokerage Services, Inc.
Addison, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Puritan Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Puritan Financial Companies, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formally the National Association of Securities Dealers, Inc.)., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 26, 2009